RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
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                              LOS ANGELES, CA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154

                                  22 May 2007


BY EDGAR
--------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Donald F. Delaney

     RE:  EARTH SEARCH SCIENCES, INC.
          FORM 10-KSB FOR THE FISCAL YEAR ENDED MARCH 31, 2006
          FILED JULY 17, 2006
          FORM 10-QSB FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2006 FILED NOVEMBER 20, 2006
          FILE NO. 000-19566

Ladies and Gentlemen:

     Reference is made to Mr. Karl Hiller's letter (the "Comment Letter") of 25 January 2007 to Mr. Larry F. Vance, Chairman of the Board and Chief Executive Officer of Earth Search Sciences, Inc. (the "Company") regarding the above-referenced file and my letter of 13 April 2007.

     The Company expects to respond to the comments raised in the Letter, on or before 4 June 2007. The Company requires this time to prepare its response because of its limited resources, the extent of the comments and need to amend additional filings in responding.

     If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

                                        Very truly yours,

                                        /s/ Benjamin M. Alexander

                                        Benjamin M. Alexander


cc:  Mr. Larry F. Vance